SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated May 22, 2014

BT Group plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐         No   ☒

Enclosure: Notice of meeting 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Dan Fitz
Name: Dan Fitz
Title: Company Secretary

Date: May 22, 2014

2

Welcome to the BT Group plc

Notice of meeting 2014

Our AGM will be held at Old Billingsgate, London on Wednesday 16 July 2014.

This document is important and requires your immediate attention, so please read it straight away.

If you have any doubts about what action you need to take, you should consult your authorised financial advisor. If you have sold or transferred all of your shares, you should pass this booklet and accompanying documents to the person through whom you sold or transferred them, to forward to the purchaser or transferee.

Contents
1	Our purpose
Who we are and what we do
2	Chairman’s message
4	Board of Directors
6	Notice of meeting
12	AGM information

Look out for...

Further reading online	Video content online

In this document, references to ‘BT Group’, ‘BT’, ‘the group’, ‘the Company’, ‘we’ or ‘our’ are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries and lines of business, its internal service unit, or any of them as the context may require.

A reference to a year expressed as 2013/14 is to the financial year ended 31 March 2014 and a reference to a year expressed as 2014 is to the calendar year. This convention applies similarly to any reference to a previous or subsequent year. References to ‘this year’, ‘the year’ and ‘the current year’ are to the financial year ended 31 March 2014. References to ‘last year’ and ‘the prior year’ are to the financial year ended 31 March 2013.

BT Group plc Notice of meeting 2014	1

Our purpose

Our purpose is to use the power of communications to make a better world. By bringing together the best networks and technology with the expertise of our people, we make connections and create new possibilities.

We use the power of communications

to make a better world

Who we are and what we do

2	BT Group plc Notice of meeting 2014

Chairman’s message

“The investments we are making are delivering – for both BT and the UK”.

This has been an important year for BT. Our investments are delivering and contributed to a strong set of results.

Our investments

We have continued to invest in the long-term health of our business. We have brought fibre broadband in reach of more than 19m UK premises – around two thirds of the country. Our rollout is well ahead of our original target and we are now rapidly expanding into rural areas as part of the Broadband Delivery UK (BDUK) programme. Thanks to our investment, the UK now has the widest coverage of high-speed broadband of the five largest countries in Western Europe. Average broadband speeds are almost 50% higher than they were a year ago. Our fibre investment will take many years to pay back. But it is the right thing to do for our customers and for BT – and it will drive significant economic benefits for the UK.

We successfully launched BT Sport in the year. We are making premium sports content widely available at significantly lower prices than previously provided in the market. Nine months on from launch, we have around 3m direct BT Sport customers and with our wholesale deals, it is now in around 5m homes. BT Sport has driven strong take-up of broadband, slowed customer loss and contributed to BT Consumer delivering its best revenue growth in over ten years. We also increased the range of non-sports content on BT TV, which now has 1m customers.

Our mobility plans are progressing well and give us a real opportunity to expand the range of services we provide to customers. The investments we are making in our IT services capabilities will also make us more valuable to businesses in the UK.

While our customer service improved this year, it was not good enough. This was partly because our resources were stretched by the widespread flooding across the UK and the strong demand for BT Sport. We are making our networks more resilient, recruiting more engineers and contact centre agents and investing to improve our systems and processes. We need to deliver a step-change to provide a superior service to all our customers.

Our global presence

A significant proportion of our revenue is generated outside the UK, mainly from servicing large multinational businesses. BT Global Services has consolidated its leadership position in the market for managed networked IT services and grew its order book by 9%. It has also reduced its cost base, contributing to its cash flow increasing by over 80% in the year.

To best serve our multinational customers it is critical that we have fair access to networks across the world. Other operators can use our networks in the UK on favourable terms. Yet in the US and some European countries incumbents are allowed a distinct advantage in their home markets.

We have therefore worked with the European Commission to genuinely complete the digital single market, and with the US Federal Communications Commission on improved access to the US market. We are encouraged by progress over the last year in the EU-US TTIP trade talks which should deepen transatlantic economic integration and reduce non-tariff barriers. We will continue to lobby actively on these important issues and hope to see further progress in the year ahead.

Our people

Our performance this year reflects the hard work and commitment of our people. Our engineers are of particular note, working tirelessly to fix faults caused by the widespread flooding in the year. Our people also give back in other ways. They volunteered over 46,000 days of their time to help over 1,300 charities across the globe. So I am pleased that almost 17,000 benefited from employee share option plans in the year and that over 28,000 stand to benefit from similar plans during 2014/15 – a significant reward for much-appreciated hard work.

BT Group plc Notice of meeting 2014	3

Your Board and voting at the AGM

The Board is responsible for the group’s strategy and for overseeing the group’s performance. We considered a number of key areas during the year, including BT TV and BT Sport, our networks and systems, BT’s brand, our culture and the group’s mobility strategy, and gave particular focus to customer service.

This year we have seen a number of changes to the membership of our Board.

I would like to thank Ian (now Lord) Livingston for the significant personal contribution he made both to the development and the execution of our strategy over his 5 years as our Chief Executive. Ian left the Company to take on a new role as Minister of State for Trade and Investment in the UK Government and to be its spokesman in the House of Lords. We appointed Gavin Patterson, previously CEO, BT Retail, as our new Chief Executive from September. Gavin has a detailed knowledge of all parts of our business and a track record of success. He also has considerable previous experience in the communications sector with Telewest (now Virgin Media) and in marketing with Procter & Gamble.

I would also like to thank The Rt Hon Patricia Hewitt, who retired from the Board in March 2014, for the advice and service she gave the Company since joining in 2008 and in particular as our Senior Independent Director from July 2009. Nick Rose, former chief financial officer of Diageo, and a Board member since January 2011, is now our Senior Independent Director.

I am delighted to welcome two new non-executive directors to the Board. Warren East, previously chief executive of ARM Holdings, brings in-depth experience of the technology industry and joined the Board on 1 February. Iain Conn of BP will join us on 1 June, bringing a wealth of experience in international technology and energy markets.

As Warren and Iain were appointed by the Board since the last AGM, they will both retire at this year’s AGM and will be proposed for election. All other directors will stand for re-election.

We continue to keep the membership of our Board committees under review. We implemented a number of changes following Patricia Hewitt’s retirement and our new non-executive director appointments. I met with each director individually during the year to review their performance and any training or development needs.

And I consider that each of them continues to make an effective contribution to the Board debate across a wide range of issues and demonstrates commitment to the role. Patricia Hewitt reviewed my own performance during the year, taking into account feedback from the other Board members, including from an internal evaluation exercise.

At this year’s AGM we are proposing 21 resolutions. We provide further details about these resolutions in the Notice of meeting on pages 6 to 11. The resolutions include the election of Warren East and Iain Conn and the re-election of all the other directors and these are recommended by the Board. The biographies of the directors are set out on pages 4 to 5.

Your vote is important to us. If you are not coming to the AGM, and you want to vote on any of the resolutions, you can do so online or by post.

You can find an online audio version of this document at www.bt.com/annualreport You will also find online versions of our Annual Report & Form 20-F 2014 (our full statutory accounts) and other shareholder information.

Our shareholders

As a result of our strong performance this year, the Board is proposing a final dividend of 7.5p, up 15%. This gives a full year dividend of 10.9p, also up 15%. We remain committed to paying progressive dividends to our shareholders and expect dividends to grow by 10%-15% for each of the next two years.

Our goal is to deliver sustainable, profitable revenue growth supported by the investments we are making. We made notable progress towards this goal in the year. I am confident BT will make further progress in the period to come, delivering long-term value for our shareholders.

Sir Michael Rake

Chairman

7 May 2014

View this document online at www.bt.com/annualreport

4	BT Group plc Notice of meeting 2014

Board of Directors

Chairman

Appointed to the Board as Chairman in September 2007. A British national, age 66.

Skills and experience

Sir Michael has financial, risk and international business and professional services expertise gained during his time as chairman of KPMG International from 2002 to 2007. He previously held other roles in KPMG from 1974. A Chartered Accountant, he was knighted in 2007 for his services to the accountancy profession.

Other appointments include

Deputy chairman of Barclays and a non-executive director of McGraw-Hill Financial. Sir Michael is President of the Confederation of British Industry, a member of the board of the Transatlantic Business Council and patron of the Science Museum.

Chief Executive

Appointed as Chief Executive in September 2013 and on the Board since June 2008. A British national, age 46.

Skills and experience

Gavin has experience in sales, marketing and operations. He was previously CEO, BT Retail and from 2004 to 2008 was Managing Director, BT Consumer, BT Retail. Before joining BT, Gavin was managing director of the consumer division of Telewest (now Virgin Media). Prior to that, he spent nine years at Procter & Gamble, rising to become European marketing director.

Other appointments include

Non-executive director of British Airways.

Key to membership of Board committees

Operating

Audit & Risk

Remuneration

Nominating & Governance

Sustainable and Responsible Business

BT Pensions

Equality of Access Board

Group Finance Director

Appointed to the Board as Group Finance Director in December 2008. A British national, age 60.

Skills and experience

Tony has experience in finance, risk and the management and delivery of large contracts. He was formerly CFO, BT Retail, and Managing Director, BT Enterprises and, from 1997 to 2004, he was CFO and then Chief Operating Officer of BT Global Solutions. He qualified as a Chartered Management Accountant.

Other appointments

None outside BT.

Non-executive director

Appointed to the Board in July 2009. A British national, age 58.

Skills and experience

Tony brings international business expertise in addition to financial, operational, sales and marketing experience. From 1999 to 2003 Tony was chief executive of BSkyB and then chairman of Germany’s largest cable operator, Kabel Deutschland Gmbh until 2013. He has held a number of senior executive positions in broadcasting and telecoms businesses in the UK, US and Continental Europe.

Other appointments include

Senior advisor to Providence Equity Partners, chairman of the advisory council of Portland PR, a director of PureGym and the Spanish cable company ONO.

Non-executive director

Appointed to the Board in February 2014. A British national, age 52.

Skills and experience

Warren has experience in technology and engineering. From 2001 to 2013, Warren was chief executive of ARM Holdings having joined the company in 1994 as a general manager. Prior to that, he spent 11 years at Texas Instruments in a variety of roles.

Other appointments include

Senior independent director and audit committee chairman of De La Rue. Non-executive director of Rolls-Royce, Dyson and Micron Technology.

BT Group plc Notice of meeting 2014	5

Non-executive director

Appointed to the Board in February 2006. A British national, age 56.

Skills and experience

Phil has experience in the financial sector as well as risk, control, governance and sustainable business. Phil’s previous roles include senior independent director at Resolution, non-executive director of HMRC, group finance director of HBOS, chairman of Insight Investment and Clerical Medical and chief executive of Zurich Financial Services UK Life.

Other appointments include

Non-executive director of Business in the Community and Travelex, trustee of Action Medical Research and BBC Children in Need, chair of the Community Mark Independent Approvals Panel and an advisor to the finance committee of Christian Aid.

Non-executive director

Appointed to the Board in November 2011. A US national, age 51.

Skills and experience

With a 25-year career in the technology and software industry, Karen brings experience in technology to the Board. She was previously a board member of i2Group and from 1998 to 2005 was with the NASDAQ-listed software company Epiphany Inc, latterly as chief executive.

Other appointments include

Director of Exponent and Convercent and an advisory board member of the MITA Institute and Stanford University Technology Venture Program.

Non-executive director

Appointed to the Board in January 2011. Nick became Senior Independent Director in March 2014. A British national, age 56.

Skills and experience

Nick brings experience in finance, risk, control, governance and international business. He was chief financial officer of Diageo prior to his retirement in December 2010, having joined the board in 1999.

Other appointments include

Chairman of Williams Grand Prix Holdings, senior independent director of BAE Systems and non-executive chairman of Loch Lomond Scotch Whisky. Advisor to CCMP Capital.

Non-executive director

Appointed to the Board in January 2011. A British and Swiss dual national, age 50.

Skills and experience

Jasmine has experience in UK and international businesses, corporate social responsibility and sustainable business, with particular expertise in building high-performing teams. She has a background in technology marketing, and is currently chief executive of Save the Children International.

Other appointments include

Governor of Dragon School Trust.

Non-executive director

Iain joins the Board on 1 June 2014.

Skills and experience

Iain has experience in international technology and energy markets. Iain joined the BP group in 1986 and has held a number of executive positions with the BP group worldwide. Until May 2014, Iain was a non-executive director of Rolls-Royce for nine years, and senior independent director.

Other appointments include

Managing director and chief executive, refining and marketing of BP. Member of the Energy and Climate Change Board, CBI, chairman of the advisory board of the Imperial College Business School and member of the Imperial College Council.

6	BT Group plc Notice of meeting 2014

Notice of meeting

The Notice provides details of the

resolutions to be proposed at the Annual

General Meeting (AGM) on Wednesday

16 July 2014.

Key dates
Time and date	What happens?
11am Monday 14 July 2014	Deadline for receipt of online or postal proxy appointment and voting instructions by our Registrars, Equiniti.
11am Wednesday 16 July 2014	AGM at Old Billingsgate, London.
Friday 15 August 2014	Record date for entitlement to the final dividend.
Monday 8 September 2014	Payment of the final dividend to holders of ordinary shares.

Why the AGM is important

Your role

We want you to know what is happening in your Company. The AGM is your opportunity to hear – straight from the Chairman and Chief Executive – about how it is doing.

You can come in person or view the webcast.

View the webcast at www.bt.com/btagm2014

Resolutions

Your vote is important to us.

We are proposing 21 resolutions at the AGM. We have provided further details about these resolutions on pages 7 to 10 so you can make an informed decision when voting.

Voting

Your AGM admission card/proxy card contains details of what you need to do to vote. Please bring your AGM admission card/proxy card or email notification with you to help with identification, and keep it until the end of the meeting to vote.

If you are not going to be at the AGM, and you want to vote on any of the resolutions, please complete and return the enclosed AGM admission card/proxy card to be received by our Registrars, Equiniti, by 11am on Monday 14 July 2014. Alternatively, you can also use this card to appoint another person (a proxy) to attend the meeting on your behalf. Your proxy can speak and vote at the meeting.

BT Group plc Notice of meeting 2014	7

The 2014 Annual General Meeting (AGM) of BT Group plc will be held at Old Billingsgate, 1 Old Billingsgate Walk, London EC3R 6DX at 11am on Wednesday 16 July 2014 to consider the following:

Ordinary business

Resolutions 1 to 16 will be proposed as ordinary resolutions.

Resolution 1: Report and accounts

That the accounts and reports of the directors and the auditors for the year ended 31 March 2014 be received.

By law, the directors have to present these accounts and reports contained in the Company’s Annual Report to the meeting.

Resolutions 2 and 3: Annual remuneration report and remuneration policy

Shareholders must vote on the report on directors’ remuneration. Following a change in legislation since the 2013 AGM, approval is now sought in two parts.

Resolution 2: Annual remuneration report

That the directors’ annual remuneration report, as set out on pages 91 to 103 of the Annual Report (www.bt.com/annualreport) for the year ended 31 March 2014, be received and approved.

This vote is advisory, in respect of the overall remuneration package, and the directors’ entitlements to remuneration are not conditional upon this resolution being passed.

Resolution 3: Remuneration policy

That the directors’ remuneration policy, as set out on pages 104 to 110 of the Annual Report (www.bt.com/annualreport) for the year ended 31 March 2014, be received and approved.

This resolution seeks approval, on a binding basis, of the directors’ remuneration policy. If this resolution is approved, the directors’ remuneration policy will remain in effect (unless further altered by shareholder vote) for three years commencing from the date of the 2014 AGM. Once the directors’ remuneration policy is approved, the Company will not be able to make a remuneration payment to a current or prospective director, or a payment for loss of office to a current or past director, unless that payment is consistent with the directors’ remuneration policy or has otherwise been approved by a resolution of the shareholders.

Resolution 4: Final dividend

That the final dividend of 7.5 pence per share recommended by the directors be declared to be payable on 8 September 2014 to holders of ordinary shares registered at the close of business on 15 August 2014.

The final dividend declared cannot exceed the amount recommended by the directors.

Resolutions 5 to 14: Directors

The Company’s articles of association require any director appointed by the Board to retire at the AGM following that appointment and stand for election. This applies to Iain Conn (who joins the Board on 1 June 2014) and Warren East (who joined the Board on 1 February 2014). In accordance with the UK Corporate Governance Code all other directors will stand for re-election. The biographies of the directors are set out on pages 4 to 5.

Resolution 5

That Sir Michael Rake be re-elected as a director.

Resolution 6

That Gavin Patterson be re-elected as a director.

Resolution 7

That Tony Chanmugam be re-elected as a director.

Resolution 8

That Tony Ball be re-elected as a director.

Resolution 9

That Phil Hodkinson be re-elected as a director.

Resolution 10

That Karen Richardson be re-elected as a director.

Resolution 11

That Nick Rose be re-elected as a director.

Resolution 12

That Jasmine Whitbread be re-elected as a director.

Resolution 13

That Iain Conn be elected as a director.

Resolution 14

That Warren East be elected as a director.

8	BT Group plc Notice of meeting 2014

Resolution 15: Auditors’ re-appointment

That PricewaterhouseCoopers LLP be re-appointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.

Resolution 16: Auditors’ remuneration

That the directors be authorised to decide the auditors’ remuneration.

This resolution follows standard practice.

Special business

The following resolution will be proposed as an ordinary resolution.

Resolution 17: Authority to allot shares

That:

(a)	the authority and power conferred on the directors in relation to the section 551 Amount by Article 71 of the Company’s articles of association (Articles) be renewed until the end of the next Annual General Meeting (AGM) and for that period the section 551 Amount will be £130 million; and

(b)	the directors be authorised generally and without conditions under section 551 of the Companies Act 2006 (2006 Act) to allot shares and to grant rights to subscribe for or to convert any security into shares in the Company up to a further nominal amount of £130 million in connection with a rights issue. This authority expires at the end of the next AGM. The Board can make offers and enter into agreements which would, or might, need shares to be allotted and rights to be granted after that expiry.

These authorities supersede any previous ones under section 551 of the 2006 Act and ‘rights issue’ is as defined in Article 71 of the Company’s Articles.

The Company’s Articles and paragraph (a) above give a general authority to the Board to allot new shares up to a nominal value of £130 million, which is equivalent to approximately 33% of the Company’s issued share capital (excluding treasury shares) at the date of this Notice.

Paragraph (b) gives an authority to the directors to allot new shares only in connection with a rights issue up to a further face value of £130 million, which is equivalent to approximately 33% of the Company’s issued share capital (excluding treasury shares) at the date of this Notice.

These authorities will expire at the end of the 2015 AGM. See the notes to Resolution 19 for more information on treasury shares.

The following three resolutions will be proposed as special resolutions.

Resolution 18: Authority to allot shares for cash

That subject to the passing of Resolution 17:

(a)	the authority and power conferred on the directors by Article 71 of the Company’s Articles be renewed for the period referred to in Resolution 17 and for that period the section 561 Amount will be £20 million; and

(b)	the directors have power to allot equity securities (within the meaning of section 560(1) of the 2006 Act) entirely paid for in cash under the authority given by paragraph (b) of Resolution 17 in connection with a rights issue as if section 561(1) of the 2006 Act did not apply to such allotment. This power expires at the end of the next AGM but the Company can make offers and enter into agreements which would, or might, need equity securities to be allotted after that expiry.

In this resolution words defined in Resolution 17 have the same meaning, and references to an allotment of equity securities include a sale of treasury shares.

This resolution renews the powers given to the Board to allot equity securities without needing to offer these shares to existing shareholders first: for cash up to an amount representing approximately 5% of the issued share capital (including treasury shares) at the date of this Notice, approximately 407 million shares; and in connection with a rights issue.

There are no current plans to undertake a rights issue or to allot shares except in connection with the Company’s employee share plans. Resolutions 17 and 18 ensure that the directors retain the flexibility to act in the best interests of shareholders, when opportunities occur, by allotting shares. Over a three-year rolling period, except in a rights issue or pre-emptive offer, this disapplication will not exceed 7.5% of issued share capital.

BT Group plc Notice of meeting 2014	9

Resolution 19: Authority to purchase own shares

That the Company has general and unconditional authority to make market purchases (as defined in section 693(4) of the Companies Act 2006) of shares of 5p each in the Company, subject to the following conditions:

(a)	the maximum number of shares which may be purchased is 792 million shares;

(b)	the minimum price (excluding expenses) which may be paid for each share is 5p;

(c)	the maximum price (excluding expenses) which the Company may pay for each share cannot be more than the higher of:

(i)	105% of the average market value of a share in the Company for the five business days prior to the day the purchase is made; and

(ii)	the value of a share in the Company calculated on the basis of the higher of the price quoted for: (a) the last independent trade of; or (b) the highest current independent bid for any number of shares in the Company on the trading venues where the purchase is carried out; and

(d)	this authority expires at the end of the next AGM, except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry.

This resolution renews the Company’s authority to buy its own shares on similar terms to previous years’ authorities. It would be limited to 792 million ordinary shares, representing 10% of the issued share capital (excluding treasury shares) at the date of this Notice. The directors would exercise this authority only after considering the effects on earnings per share and the benefits for shareholders generally. The purchase of shares by the Company under this authority would be a purchase in the market. It should not be confused with any share dealing facilities that may be offered to shareholders by the Company.

Shares purchased by the Company out of distributable profits could be held as treasury shares, which could then be cancelled, sold for cash or used to meet the Company’s obligations under its employee share plans.

During 2013/14, 27 million shares were purchased (0.34% of the share capital) for a consideration of £98 million at an average price of £3.52 per share, under this authority.

At 7 May 2014, 525 million treasury shares had been transferred to meet the Company’s obligations under its employee share plans and at that date, the Company still held 231 million treasury shares, which is equal to approximately 2.9% of the issued share capital (excluding treasury shares) at that date.

The Company’s current intention is to hold any shares purchased under this authority as treasury shares but it retains the flexibility to cancel them or sell them for cash if it considers this to be in the best interests of the Company. The authority will expire at the end of the 2015 AGM although the directors intend to seek renewal of this power at each AGM.

At 7 May 2014, there were options outstanding over 463 million shares (of which options over 461 million shares were in respect of options granted under the savings-related share option plans), representing 5.85% of the Company’s issued share capital (excluding treasury shares). If the authority given by this resolution were to be fully used, these options would represent 6.5% of the Company’s issued share capital (excluding treasury shares). There are no warrants outstanding.

Resolution 20: Authority to call a general meeting on 14 days’ notice

That the Company may call a general meeting (but not an AGM) on at least 14 clear days’ notice.

The Companies Act 2006 requires that general meetings are held on 21 days’ notice unless shareholders have approved a shorter notice period. This resolution means we would give you two weeks’ or more notice of a general meeting. It will be effective until our next AGM, when we may propose a similar one. It is expected that the authority would be used only in exceptional circumstances.

10	BT Group plc Notice of meeting 2014

The following resolution will be proposed as an ordinary resolution.

Resolution 21: Authority for political donations

That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political:

(a)	parties and/or independent election candidates not exceeding £75,000 in total; and

(b)	organisations other than political parties not exceeding £25,000 in total during the period beginning with the date of the 2014 AGM and ending at the end of the day on which the 2015 AGM is held.

The terms ‘political donation’, ‘political parties’, ‘independent election candidates’ and ‘political organisation’ have the meanings given by sections 363 to 365 of the Companies Act 2006 (2006 Act).

The Company’s continuing policy is that no company in the group will make contributions in cash or kind (including loans) to any political party. However, the definition of political donations used in the 2006 Act is very much broader than the sense in which these words are ordinarily used. It may cover activities such as making Members of Parliament and others in the political world aware of key industry issues and matters affecting the Company, which make an important contribution to their understanding of BT.

The authority we are requesting in this resolution is not designed to change the above policy, but will ensure that the group continues to act within the provisions of the 2006 Act.

During 2013/14, the Company’s wholly-owned subsidiary, British Telecommunications plc, spent a total of £3,000 to cover the cost of a briefing meeting with MPs, MSPs and councillors of the Scottish National Party.

Register of Members and proxies

Only shareholders on the BT Group Register of Members at 6pm on 14 July 2014 are entitled to attend, speak and vote at the AGM.

If you are unable to attend and vote, you can appoint another person as your proxy to exercise all or any of your rights to attend, speak and vote at the meeting. You may appoint more than one proxy in relation to the meeting, provided you appoint each proxy to exercise the rights attached to a different share or shares held by you. A proxy need not be a shareholder of the Company. On a poll, the number of shares you hold as a shareholder at 6pm on 14 July 2014 will decide the number of votes that you may cast. Changes after that time will not be taken into account.

An AGM admission card/proxy card accompanies this Notice of meeting.

Nominated persons

Unless you are a shareholder you do not have a right to appoint any proxies under the procedures set out above, or referred to under the heading ‘AGM information’ on page 12.

You may nevertheless have a right under an agreement between you and a shareholder of the Company (Relevant Shareholder) who has nominated you to have information rights, to be appointed, or to have someone else appointed, as a proxy for the meeting; or to give instructions to the Relevant Shareholder on the exercise of voting rights.

If you are uncertain about your rights or about your investment you should contact the person or organisation that administers that investment.

Shareholders’ rights

Shareholders at the AGM have the right to ask questions relating to its business. The Chairman need not answer if, for example, it would involve disclosing confidential information or is undesirable in the Company’s interests or the good order of the AGM.

If enough shareholders act together to make requests under sections 527 and 528 of the 2006 Act, the Company may have to publish on its website a statement setting out any matter relating to the audit of its accounts or any circumstance connected with its auditors ceasing to hold office.

BT Group plc Notice of meeting 2014	11

The Company cannot make shareholders requesting this pay its expenses in complying with these sections. It has to forward the statement to its auditors before it publishes the statement. The business which may be dealt with at the AGM includes any such statement.

Shareholders meeting the threshold and time limit set out in sections 338 and 338A of the 2006 Act can make the Company give its members notice of a resolution and/or include in the business to be dealt with at the AGM any matter which may be properly included in that business.

Shares

The total number of issued and fully paid ordinary shares of 5p each at 7 May 2014, the latest practicable (business) date before the publication of this document, was 8,151,227,029, carrying one vote each. The total number of voting rights in the Company at that date was 7,920,227,171 (excluding treasury shares).

Documents

Copies of all service contracts and letters of appointment between the directors and the Company are available for inspection during business hours at the registered office of the Company on any weekday (but not on public holidays) and will also be available for inspection at the AGM venue from 10am on the day of the meeting until the end of the meeting.

Your directors believe that the proposals set out in Resolutions 1 to 21 are in the best interests of shareholders as a whole and unanimously recommend that you vote in favour of all these resolutions. They intend to do so in respect of their own beneficial holdings.

By order of the Board

Dan Fitz

Group General Counsel & Company Secretary

81 Newgate Street

London EC1A 7AJ

7 May 2014

Adoption of Financial Reporting Standard (FRS) 101 – Reduced Disclosure Framework

Following the publication of FRS 100 Application of Financial Reporting Requirements by the Financial Reporting Council, BT Group plc is required to change its accounting framework for its entity financial statements, which is currently UK GAAP, for its financial year commencing 1 April 2015. The Board considers that it is in the best interests of the group for BT Group plc to adopt FRS 101 Reduced Disclosure Framework. No disclosures in the current UK GAAP financial statements would be omitted on adoption of FRS 101. A shareholder or shareholders holding in aggregate 5% or more of the total allotted shares in BT Group plc may serve objections to the use of the disclosure exemptions on BT Group plc, in writing, to its registered office (81 Newgate Street, London EC1A 7AJ) not later than 31 August 2014.

12	BT Group plc Notice of meeting 2014

AGM information

Time and place of meeting	Programme
11am on Wednesday 16 July 2014 at	10am: Doors open to shareholders
Old Billingsgate	11am: Meeting commences
1 Old Billingsgate Walk	1pm approx: Meeting ends
London
EC3R 6DX	You can find further information about the venue at www.oldbillingsgate.co.uk

Who may attend?

If you are on the BT Group Register of Members at 6pm on 14 July 2014, you are entitled to attend, speak and vote at the AGM.

All joint shareholders can attend and speak at the meeting. If more than one joint holder votes, only the vote of the first shareholder listed on the Register of Members will be counted.

I am unable to attend – what can I do?

If you are unable to attend the meeting, you can appoint another person (a proxy) to attend the meeting, speak, and/or vote on your behalf. This can be done online at www.sharevote.co.uk or by post and must be received by our Registrars, Equiniti, by 11am on Monday 14 July 2014. The number of shares you hold at the above register deadline will decide how many votes you or your proxy/ies will have on a poll. You can find more information about appointing a proxy in the notes on the enclosed AGM admission card/proxy card.

Can I bring a guest?

We may, at our discretion, admit guests who are accompanying shareholders. We will admit anyone accompanying a shareholder who is in a wheelchair, or is otherwise in need of assistance.

When do I have to appoint a proxy or vote by?

Online or postal proxy appointment and voting instructions must be received by our Registrars, Equiniti, by 11am on Monday 14 July 2014.

What do I need to bring to the AGM?

Please bring your AGM admission card/proxy card or email notification with you to help with identification, and hold onto it until the end of the meeting to vote. You may also find it helpful to bring this document with you, in order to refer to it at the meeting.

Programme 10am: Doors open to shareholders helpdesk and reception area 11am: Meeting commences 1pm approx: Meeting ends

BT Group plc Notice of meeting 2014	13

What do I need to do if I want to ask a question?

The Chairman will answer questions you may have about any of the resolutions. If you would like to ask a question, please make your way to a Question Registration Point where someone will help you. To be fair to other shareholders who want to ask a question, you are requested not to register more than one question. A question must be relevant to the business of the meeting otherwise it will not be registered. If you have a question on an individual customer service issue, we will direct you to a Customer Help Desk. The Chairman cannot deal with individual service issues.

Will there be refreshments?

Yes. We will have tea and coffee available before, but not during, the meeting. We will hand you a voucher on arrival, which you can use to obtain light refreshments after the meeting.

What facilities do you have for shareholders with disabilities?

The venue is wheelchair accessible and we will have the following facilities:

• sound amplification;

• induction loop; and

• sign language interpretation.

How do I vote at the meeting?

Votes on all matters except procedural issues will be taken on a poll.

At the end of the meeting, we will ask you to vote on the resolutions set out on pages 7 to 10 of this document. You will be invited to complete your AGM admission card/ proxy card by placing a cross in one of the boxes alongside each resolution and place it in a voting box as you leave the auditorium.

Security

For security reasons and to speed up admission, please do not bring suitcases, large bags, cameras, laptops or tape recorders. If you do, we may ask you to deposit them in a secure property store for collection after the meeting. We will allow tablet devices.

Those attending will not be permitted to hand out leaflets or pamphlets in the venue.

Mobile devices

Please ensure that you switch off mobile devices during the meeting.

If you are not coming to the meeting

Webcast

We will broadcast live online the statements by the Chairman, Sir Michael Rake, and Chief Executive, Gavin Patterson, at www.bt.com/btagm2014

We will not broadcast the questions and voting on the business of the meeting. If you intend to view the webcast, please visit this site before the meeting to check that you will be able to view it on your computer, and also whether you need any additional software. After the AGM we will make available a recording of the statements.

If you have any queries about the meeting, please call our Shareholder Helpline on

Freefone 0808 100 4141 (+44 121 415 7178*) or on

Textphone 0800 169 6907.

*Calls from outside the UK

Useful links

Together with this Notice of meeting 2014, you will find the Annual Report 2014, which contains other information required by section 311A of the Companies Act 2006, on our website at www.bt.com/annualreport You can request a printed copy of the Annual Report 2014 and of those in future years, free of charge, by getting in touch with our Registrars, Equiniti, via the Shareholder Helpline or by post. Contact information can be found overleaf. You may also find the following links useful:

Sign up as an e-shareholder

www.bt.com/signup

Shareholder offers

www.bt.com/shareholderoffers

Better Future report

www.bt.com/betterfuture

Information for individual shareholders

www.btplc.com/sharesandperformance/shareholders

BT news and media

www.btplc.com/news

About BT

www.btplc.com/thegroup

Contact information

Telephone

Shareholder helpline – for general enquiries call:

Freefone: 0808 100 4141
(+44 121 415 7178*)

Textphone: 0800 169 6907
(+44 121 415 7028*)

*Calls from outside the UK

Email

Information on how to manage your shareholdings can be found at **https://help.shareview.co.uk**

If your question is not answered by the information provided, you can send your enquiry via secure mail from these pages.

You may not use any electronic address provided either in this Notice of meeting or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

Post

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom
(please include a daytime telephone number)

Data Protection Statement

The Company (references to 'Company' include BT Group plc and British Telecommunications plc) collects and processes information provided by you, or on your behalf, which relates to you as an individual shareholder or as a participant in EasyShare or other scheme or plan. This information (which is your personal data) includes your name and contact details, the votes you cast and the Reference Number attributed to you by the Company. The Company may process your personal data for the purposes of compiling and updating the Company records, fulfiling its legal obligations, processing the shareholder rights you exercise, and contacting you with shareholder information and related communications. The Company may engage a third party to do this (for example our Registrars, Equiniti) who may process your personal data on the Company's behalf.

To find out more about how BT protects your personal information as a BT customer, visit **www.bt.com/privacypolicy**

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Registered office: 81 Newgate Street, London EC1A 7AJ
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